UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-51463
Protherics PLC
(Exact name of registrant as specified in its charter)
The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QX England
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Ordinary Shares of 2 Pence Each
(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History
A.	Protherics PLC (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) on September 15, 1999, the effective date of the Company’s registration statement on Form F-4 filed with the Securities and Exchange Commission in connection with the merger between the Company and Therapeutic Antibodies, Inc.
B.	The Company has filed all reports under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities and Exchange Commission (“SEC”) rules for the 12 months preceding the filing, including its Annual Report on Form 20-F for the year ended March 31, 2008.

Item 2.	Recent United States Market Activity
     The Company’s securities were last issued in the United States in a registered offering (as defined in Instructions 1 and 2 to Item 2 of Form 15-F) under the Securities Act of 1933, as amended (the “Securities Act”), on September 26, 2005 pursuant to a registration statement on Form F-6, which registered American Depositary Shares, each representing 10 of the Company’s ordinary shares.

Item 3.	Foreign Listing and Primary Trading Market
A.	Until December 3, 2008, the company’s ordinary shares were listed on the London Stock Exchange (the “LSE”), and the United Kingdom constituted the primary trading market for these securities (the “Primary Jurisdiction”).
B.	The ordinary shares were initially listed on the LSE in January, 1999. The Company has maintained a listing of the ordinary shares on the LSE since that time.
C.	The percentage of trading of the Company’s ordinary shares that occurred in the Primary Jurisdiction during the 12 month period from December 1, 2007 to November 30 2008 was 99%.

Item 4.	Comparative Trading Volume Data
     Not applicable.

Item 5.	Alternative Record Holder Information
     As of December 4, 2008, the Company had one shareholder, BTG plc, which acquired all the outstanding shares of the Company pursuant to a Scheme of Arrangement effective as of that date.

Item 6.	Debt Securities
     Not applicable.

Item 7.	Notice Requirement
A.	The Company published a notice of its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on November 14, 2008.

B.	The notice described in Item 7.A. was released to the Regulatory News Service (RNS) of the LSE. The notice was also posted on the Company’s website ( www.protherics.com) and submitted to the SEC via the filing of a Form 6-K on November 17, 2008.

Item 8.	Prior Form 15 Filers
     Not applicable.
PART II

Item 9.	Rule 12g3-2(b) Exemption
     Not Applicable.
PART III

Item 10.	Exhibits
     Not applicable.

Item 11.	Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, Protherics PLC has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Protherics PLC certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

December 4, 2008	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director